FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

 AstraZeneca PLC

INDEX TO EXHIBITS

1. Ondexxya approved in Japan for FXai reversal

29 March 2022 07:00 BST

Ondexxya approved in Japan for reversal of acute major bleeds in patients on Factor Xa inhibitors

Ondexxya is the first approved reversal agent specifically for Factor Xa inhibitors, providing a major advance in the treatment of patients hospitalised with life-threatening bleeding

Ondexxya (andexanet alfa) has been approved in Japan for patients treated with the Factor Xa (FXa) inhibitors apixaban, rivaroxaban or edoxaban, when reversal of anticoagulation is needed due to life-threatening or uncontrolled bleeding.

The approval by the Japanese Ministry of Health, Labour and Welfare was based on positive results from the  ANNEXA-4  Phase III clinical trial showing Ondexxya rapidly and markedly reversed anti-FXa activity in patients with acute major bleeding.

Ondexxya is the first approved medicine in Japan to specifically reverse the anticoagulant effect of FXa inhibitors apixaban, rivaroxaban or edoxaban in patients experiencing a life-threatening or uncontrolled bleed. Japan is also the first country to provide full regulatory approval of Ondexxya for use with all three of the FXa inhibitors currently available. FXa inhibitors are increasingly used for the prevention and treatment of thrombotic events, including deep vein thrombosis and pulmonary embolism, or in patients at high risk of a stroke due to an irregular heart rate (atrial fibrillation). While they prevent unwanted clots from forming, they can also increase the risk of major bleeding, which can be life-threatening.1,2

Masahiro Yasaka, MD, PhD, National Hospital Organisation Kyushu Medical Centre, Fukuoka, Japan, said: "FXa inhibitors are essential medicines for people prone to developing blood clots, but they can also present a risk of uncontrolled bleeding and related complications, which can be fatal if left untreated. Ondexxya's rapid reversal of the anticoagulating effects of apixaban, rivaroxaban and edoxaban effectively reduces the bleeding and is a major advancement in patient care."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, AstraZeneca, said: "With the approval of Ondexxya in Japan, we are working to make this important medicine available as quickly as possible for the small proportion of patients with life-threatening or uncontrolled bleeding who are on FXa inhibitors and who have not previously had an approved reversal agent treatment option."

Ondexxya received approval by the US Food and Drug Administration under the accelerated approval pathway in May 2018 and conditional approval by the European Commission in April 2019 for adults treated with FXa inhibitors apixaban and rivaroxaban. In the US, Ondexxya is marketed under the trade name Andexxa [coagulation factor Xa (recombinant), inactivated-zhzo].

Notes

Life-threatening bleeding
There is an urgent need for a specific reversal agent for patients treated with FXa inhibitors hospitalised with a major bleed. Millions of patients worldwide depend on FXa inhibitors every day to prevent harmful blood clots from forming;3 however, these agents increase the risk of major bleeding.1,2 Major bleeding can be very serious and life-threatening, and can happen inside the body and may not be visible. As prescriptions for FXa inhibitors increase, the potential for serious bleeding hospital admissions grows.4,5

ANNEXA-4
The approval of Ondexxya is supported by data from the ANNEXA-4 Phase III trial, which evaluated the haemostatic efficacy  and safety of Ondexxya in patients receiving a FXa inhibitor who were experiencing an acute major bleed.6 In the trial, Ondexxya markedly reversed anti-FXa activity within minutes, with 80% of patients having excellent or good haemostatic efficacy sustained at 12 hours following administration. During the trial, 10.4% of patients experienced at least one thrombotic event, the majority of which occurred in patients who delayed or did not restart anticoagulation during the follow-up period.6 Consistent with previous trial results in patients who are at increased risk of thrombosis, 15.7% of patients died during the trial.6

Ondexxya
Ondexxya (andexanet alfa) is a recombinant protein specifically designed to bind to FXa inhibitors and rapidly reverse their anticoagulant effect. Ondexxya is a modified form of the human FXa molecule, an enzyme that helps blood clot. Ondexxya works by acting as a decoy for oral and injectable FXa inhibitors, which target and bind to FXa, allowing them to exert their anticoagulant effect. When Ondexxya is given through an intravenous infusion to a patient with FXa inhibitor-related bleeding, it binds with high affinity to the FXa inhibitor, prevents it from inhibiting the activity of FXa and reverses the anticoagulant effects of the inhibitor.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM), part of BioPharmaceuticals, forms one of AstraZeneca's three disease areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines for organ protection and improving outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and CV health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts

For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Held C, Hylek EM, Alexander JH, et al. Clinical outcomes and management associated with major bleeding in patients with atrial fibrillation treated with apixaban or warfarin: insights from the ARISTOTLE trial. Eur Heart J 2015;36:1264-1272.
2.   Piccini JP et al. Management of major bleeding events in patients treated with rivaroxaban vs. warfarin: results from the ROCKET AF trial. Eur Heart J 2014;35:1873-1880.
3.   Coleman CI, et al. Real-world management of oral factor Xa inhibitor-related bleeds with reversal or replacement agents including andexanet alfa and four-factor prothrombin complex concentrate: a multicenter study. Future Cardiol. 2021;17:127-135.
4.   Budnitz DS, et al. US Emergency Department Visits Attributed to Medication Harms, 2017-2019. JAMA. 2021;326:1299-1309.
5.   Geller AL, et al. Emergency Visits for Oral Anticoagulant Bleeding. J Gen Intern Med. 2020;35(1):371-373.
6.   Presentation: Milling T, Middeldorp S, Xu L, et al. Final Study Report of Andexanet Alfa for Bleeding with Factor XA Inhibitors. Poster presented at 2021 European Stroke Conference; September 2021; Virtual.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 March 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary